

02006814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47128

MAR 11 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Worldsec International Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
919 3rd Avenue 27th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carmen Mui (212) 371-4210
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Hai-Sheng Mui-Zhou affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Worldsec International Securities Inc. for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/27/02
Date

Financial and Operations Principal
Title

Notary Public

NOTARY PUBLIC
STATE OF NEW YORK
BERTA A. GUERRA
MY APPOINTMENT EXPIRES 8/31/2002
QUALIFIED QUEENS COUNTY # 01GU6012756

WORLDSEC INTERNATIONAL SECURITIES INC.
(SEC I.D. No. 8-47128)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Worldsec International Securities Inc.:

We have audited the accompanying statement of financial condition of Worldsec International Securities Inc. (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Worldsec International Securities Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

WORLDSEC INTERNATIONAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 542,622
Cash segregated in compliance with federal regulations	214
Other assets	27,601
TOTAL ASSETS	$ 570,437

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 53,011
Due to affiliates	56,100
Total liabilities	109,111
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value;	
1,000,000 shares authorized and outstanding	1,000,000
Additional paid-in capital	5,000,000
Accumulated deficit	(5,538,674)
Total stockholder's equity	461,326
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 570,437

See notes to statement of financial condition.

WORLDSEC INTERNATIONAL SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Worldsec International Securities Inc. (the "Company") is a wholly-owned subsidiary of Worldsec Limited (the "Parent").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers.

The Company acts as a broker, specializing in Asian securities markets. Customer securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade date basis.

Cash equivalents are defined as highly liquid investments with original maturities of three months or less.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between financial reporting and income tax basis of assets and liabilities using enacted income tax rates.

2. TRANSACTIONS WITH RELATED PARTIES

All of the Company's transactions are settled through Worldsec International Limited (the "Affiliate"), which charges the Company clearance fees for this service.

It is the intention of the Parent to continue to provide Worldsec International Securities Inc. financial support at the level that is necessary for Worldsec International Securities Inc. to continue its operations.

3. INCOME TAXES

At December 31, 2001, the Company has a federal net operating loss ("NOL") carryforward of approximately $5,454,700 which begins to expire in 2020. The cumulative temporary differences at December 31, 2001, including the amount related to the NOL carryforward, result in a deferred tax asset of approximately $2,882,800. Temporary differences are primarily attributable to NOLs and depreciation expense.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of

deferred tax assets is dependent upon generation of future taxable income during the periods in which the NOL and those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not be able to utilize these tax benefits and as such, has recorded a full valuation allowance.

4. CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which specifies minimum net capital requirements for its registrants. The Company elected the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits as defined. At December 31, 2001, the Company had net capital of $427,882 which exceeded the minimum requirement by $177,882.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

In the normal course of business, the Company's securities activities involve brokering customer securities transactions in the Asian markets. Such transactions are conducted on a delivery versus payment basis and are settled through the Company's affiliates. To the extent the Company's customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the contra-party's obligations. There were no unsettled transactions at December 31, 2001.

6. DEFINED CONTRIBUTION PLAN

Employees of the Company are eligible to participate in a defined contribution 401(k) Plan upon meeting certain eligibility requirements. The Company does not make contributions to the Plan.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



February 15, 2002

Worldsec International Securities Inc.
919 Third Avenue 27th Floor
New York, New York 10022

In planning and performing our audit of the financial statements of Worldsec International Securities Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP